12 April 2007

metabolic

RECEIVED

2007 APR 23 P 12:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07022810

EXPRESS POST

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
26 March 2007	ASX	Pain Drug ACV1 Enters Second Phase 2 Human Clinical Trial	5
4 April 2007	ASX	Changes to Metabolic Board	3
4 April 2007	ASX	Final Director's Interest Notice – Appendix 3Z	3
4 April 2007	ASX	Final Director's Interest Notice – Appendix 3Z	3
4 April 2007	ASIC	Form 484 – Resignation and Appointment of Directors	3
5 April 2007	ASX	Quarterly Investor Update	6
5 April 2007	ASX	Initial Director's Interest Notice – Appendix 3X	3
12 April 2007	ASX	Director Appointment	3
12 April 2007	ASX	Initial Director's Interest Notice – Appendix 3X	3
12 April 2007	ASIC	Form 484 – Resignation and Appointment of Directors	2

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
APR 26 2007
THOMSON FINANCIAL

dlw 4/24

Belinda Shave
Financial Controller & Company Secretary

(MPSEC12-4-07.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/03/2007

TIME: 12:50:37

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Pain Drug ACV1 Enters Second Phase 2 Human Clinical Trial

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

ASX Announcement

ASX code: MBP

Metabolic's pain drug ACV1 enters second Phase 2 human clinical trial

- **Commencement of second ACV1 Phase 2A trial in patients with neuropathic pain**
- **Phase 1 extension trial successful**
- **Funding already in hand to meet current ACV1 clinical milestones and other planned activities**

Melbourne, 26 March, 2007. Metabolic Pharmaceuticals Limited (ASX: MBP) announced today that ethics approval has been obtained for a second Phase 2A human clinical trial on *ACV1* for neuropathic pain. This trial is designed to investigate the safety and tolerability of *ACV1* in patients with two additional types of neuropathic pain, diabetic neuropathic pain and post-herpetic neuralgia. It will be undertaken in addition to the current Phase 2A *ACV1* trial on patients with sciatic neuropathic pain, which commenced in September 2006, the results of which are expected mid 2007.

Patient recruitment has commenced in the second trial and it is expected to be completed in early 2008 with results available during the first quarter of 2008. Male and female patients will be treated with 0.4 mg/kg of *ACV1* or placebo by subcutaneous injection once per day for 21 days in a parallel group design. Further details regarding the design of this trial are presented in Appendix 1 of this announcement.

Neuropathic pain is a chronic condition that results from damage from a variety of causes to nerves throughout the body. Diabetic neuropathic pain results from damage to nerves caused over time by diabetes. Post-herpetic neuralgia is a chronic pain condition that results from nerve damage caused by the herpes zoster virus (commonly known as Shingles). Sciatic neuropathic pain, the subject of the first Phase 2A study due to complete soon, is chronic pain caused by damage to the sciatic nerve as it leaves the spinal column.

The Phase 2A programme (made up of the two trials) for *ACV1* for neuropathic pain is primarily designed to investigate the safety and tolerability of *ACV1* in patients who suffer from neuropathic pain. The market for neuropathic pain drugs is currently valued around US$2.5 billion and expected to double in the next few years.

Phase 1 extension trial for a higher dose of ACV1

Metabolic has now completed a Phase 1 extension trial for *ACV1* to study the safety and tolerability of a higher dose of *ACV1* than previously tested in the first Phase 1 trial, completed in October 2005. The dose tested in this Phase 1 extension trial was the highest dose possible using the current formulation and no safety or tolerability issues were reported (see results in Appendix 2). This is important information for regulatory authorities and potential licensing partners as it enhances understanding of the drug's safety profile and safety margins, and may allow higher doses in the clinic, should the human trial data suggest that such an approach would be beneficial.

Funding

The Company's cash reserves of approximately $23m at 26 March 2007 are sufficient to fund the current *ACV1* clinical trial programme and also enable Metabolic to continue to progress work on the *Oral Delivery Platform* and other projects.

For further information, contact: Diana Attana - Assistant Company Secretary / IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic
Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. The Company's current pipeline includes *ACV1*, a neuropathic pain drug currently in Phase 2A human clinical trials as well as drugs targeting osteoporosis, nerve protection/regeneration and type 2 diabetes. A platform is also being developed for the oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This platform has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals. Metabolic's drugs address multi-billion dollar markets which are poorly served by existing treatments and the Company has a strong intellectual property portfolio with several patent families. For more information please visit the Company's website at www.metabolic.com.au.

Inherent Risks of Investment in Biotechnology Companies
There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement
Certain statements in this ASX Announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

Appendix 1:

Phase 2A trial design for *ACV1* for diabetic neuropathy and post-herpetic neuralgia

This is the second trial in the Phase 2A programme for *ACV1*. The first trial commenced in September 2006 for patients with neuropathic sciatic pain.

Phase of development	Phase 2A human clinical trial
Patient populations	Patients with diabetic neuropathic pain and post-herpetic neuralgia
Patient selection criteria	Males, and females of non-childbearing potential, aged 18 to 80 years inclusive, with a history of at least three months of stable, moderate to severe neuropathic pain.
Number of patients	Total of 60
Sites	The trial will be conducted in six sites throughout Australia and New Zealand
Aims	To determine the safety and tolerability of *ACV1* in patients with diabetic neuropathic pain and post-herpetic neuralgia, and the pharmacodynamic effects and pharmacokinetics of *ACV1* following single and multiple subcutaneous doses.
Doses	*ACV1* 0.4 mg/kg or placebo via subcutaneous injection once per day
Design	Randomised, double blind, placebo-controlled, parallel group study (patients will receive either *ACV*1 or placebo for the duration of the study).
Duration	21 days
Efficacy endpoints	Study is exploratory in nature, and not powered for analgesia, but pain will be assessed in patients by Visual Analogue Scales and appropriate questionnaires. Pharmacodynamic measures will include von Frey testing.

Appendix 2:

Results of the Phase 1 extension trial to test the safety of a higher dose of *ACV1*

Phase of development	Phase 1
Rationale	This trial was an extension of the Phase 1 safety study completed in October 2005 to investigate the safety and tolerability of a higher dose of *ACV1*.
Patient populations	Healthy male volunteers
Patient selection criteria	Males, aged 18 to 65 years, inclusive
Number of patients	14
Study centre	CMAX - Clinical Studies Unit (A Division of IDT Australia Ltd) Royal Adelaide Hospital, South Australia
Investigators	Professor Guy Ludbrook, MBBS FANZCA PhD Professor and Head of Anaesthesia, Dept Anaesthesia and Intensive Care, University of Adelaide and Royal Adelaide Hospital
Aims	To determine the safety, tolerability and pharmacokinetics of *ACV1* in healthy human volunteers following single and multiple subcutaneous doses
Dose	*ACV1* 0.8 mg/kg via subcutaneous injection once per day (previous Phase 1 trial tested single and multiple doses up to 0.4 mg/kg)
Design	Randomised, double blind, placebo-controlled, single and multiple dose study
Duration	1 day followed by 7 days
Primary endpoint	**Safety and tolerability** No evidence of drug-related adverse effects at any dose except for transient and mild injection site reactions. Adverse event profile of *ACV1* indistinguishable from that of placebo.
Secondary endpoints	**Pharmacokinetics** Profile as predicted from animal studies and previous Phase 1 trial.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/04/2007

TIME: 10:03:26

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Changes to Metabolic Board

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

ASX Announcement

ASX code: MBP

Changes to Metabolic Board

- **Mr Robert Stewart appointed to the Board and elected as Chairman**
- **Outgoing Chairman, Dr Arthur Emmett, to continue as a non-executive Director**
- **Resignation of Mr Patrick Sutch and Ms Robyn Baker as non-executive Directors**

Melbourne, 4 April, 2007, Metabolic Pharmaceuticals Limited (ASX: MBP)

New Independent Chairman

Metabolic today announced the appointment of Mr Rob Stewart as an independent, non-executive Director and his subsequent election as Chairman of the Board, effective immediately. The outgoing Chairman, Dr Arthur Emmett will continue as an independent, non-executive Director.

Mr Stewart is a highly experienced company director and management consultant. He is currently President of the Board of the Baker Heart Research Institute, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd, and a non-executive Director of emitch Limited and QSR International Pty Ltd. He has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited. His earlier background includes 11 years as the national Managing Partner of Minter Ellison, one of Australia's leading law firms, retiring in June 1999. Amongst other previous board roles, he was a non-executive Director of Memtec Ltd until 1997. Memtec listed on NASDAQ and then the New York Stock Exchange prior to being taken over in 1997. Mr Stewart is based in Melbourne and holds degrees in law and economics, and a Harvard MBA.

Dr Arthur Emmett, outgoing Chairman of Metabolic said "the Board is focussed on developing the Company's drug development pipeline as efficiently as possible. Ensuring that we have the right mix of skills and experience at Board level is fundamental for the achievement of the Company's strategic and business goals". Dr Emmett further commented, "we have been seeking a new Chairman for some time now and have established some rigorous selection criteria for this directorship. We are very pleased with the expertise and knowledge Rob will bring to the Board."

Mr Stewart said "It is a pleasure to be joining the Board of Metabolic. The Company has several innovative projects in development, including its high-potential pain drug, *ACV1*, currently in Phase 2, and the delivery platform to redesign injected peptide drugs so that they can be taken orally. I am excited to be working with the Metabolic team and will be striving to build greater value for shareholders."

Metabolic Managing Director, Dr Roland Scollay, said "I am personally delighted that we have been able to attract a Chairman of such quality, as he brings broad experience as a manager, a director and a public company chairman."

Dr Scollay added "I also want to thank Dr Emmett, on behalf of the Board and shareholders. Dr Emmett, Chairman of Metabolic since the Company's inception in 1998, with his wealth of pharmaceutical company expertise, has guided Metabolic through its early years with both grace and wisdom and has been instrumental in helping the Company build a strong pipeline and strengthen its future prospects. It has been a pleasure and a privilege to work with Arthur since I have been CEO."

Resignation of Non-Executive Directors

In order to accommodate the addition of Mr Stewart to the Board, and to allow for other anticipated Board changes, Mr Sutch and Ms Baker have resigned as Directors of the Company. Dr Belyea, currently an executive Director, will also step aside from the Board once a suitable, scientifically qualified Director can be found to replace him. Dr Belyea will then continue in his role as Chief Scientific Officer and a member of the Senior Management Team of Metabolic. Outgoing Chairman, Dr Emmett, said "I am sorry to see Mr Sutch and Ms Baker depart as they have been valuable contributors to the Company's Board, and have always provided balanced and skilled input to the Board's deliberations. It is however time for some refreshment of the Metabolic Board to prepare it to meet future challenges. I would like to thank them both for the efforts and significant contributions that they have made."

Other Metabolic Staffing Changes

Following the closure of Metabolic's lead clinical program, the obesity drug *AOD9604*, Metabolic has undertaken a review of its staffing needs under the new conditions. Some savings in staff costs have been made, and as part of this, the Company announces the departure of Mr Peter Dawson, the CFO of Metabolic. "I thank Peter for his valuable contribution and the enthusiastic and diligent work ethic he brought to Metabolic" said Dr Scollay.

For further information, contact:

Diana Attana - Assistant Company Secretary / IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. The Company's current pipeline includes *ACV1*, a neuropathic pain drug currently in Phase 2A human clinical trials as well as drugs targeting osteoporosis, nerve protection/regeneration and type 2 diabetes. A platform is also being developed for the oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This platform has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals. Metabolic's drugs address multi-billion dollar markets which are poorly served by existing treatments and the Company has a strong intellectual property portfolio with several patent families. For more information please visit the Company's website at www.metabolic.com.au.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this ASX Announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/04/2007

TIME: 12:25:54

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	ROBYN BAKER
Date of last notice	25 NOVEMBER 2005
Date that director ceased to be director	4 APRIL 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
23,000 Fully Paid Ordinary Shares (ASX Code: MBP)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
NIL	NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/04/2007

TIME: 12:32:46

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**PATRICK SUTCH**
Date of last notice	**24 NOVEMBER 2005**
Date that director ceased to be director	**4 APRIL 2007**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
15,000 Fully Paid Ordinary Shares (ASX Code: MBP)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
NIL	**NIL**

Part 3 – Director's interests in contracts

Detail of contract	**NIL**
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Australian Securities & Investments Commission

RECEIVED

2007 APR 23 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Metabolic Pharmaceuticals Limited

Refer to guide for information about corporate key

~~ACN~~/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3, 509 St. Kilda Road, Melbourne, VIC, 3004

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
04/04/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
04/04/07
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: SUTCH
Given names: Patrick Nicholas

Date of birth
11/09/47
[D D] [M M] [Y Y]

Place of birth (town/city): Middlesex
(state/country): United Kingdom

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
04/04/07
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: BAKER
Given names: Robyn Ann

Date of birth
14/10/67
[D D] [M M] [Y Y]

Place of birth (town/city): Frankston
(state/country): Victoria, Australia

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
04/04/07
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
STEWART	Robert James

Date of birth
14/01/49
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Sydney	NSW, Australia

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
16 Mount Ida Avenue

Suburb/City	State/Territory
Hawthorn East	Victoria

Postcode	Country (if not Australia)
3123	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2007

TIME: 09:35:28

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QUARTERLY INVESTOR UPDATE

NUMBER 17, 5 APRIL 2007

Key features

- **Strategic focus on developing pipeline**
- **Obesity project discontinued**
- ***ACV1* for pain: Commencement of second Phase 2A trial**
- **Strong financial position with ~$23 million in cash reserves**
- **Board changes including appointment of new Chairman**

COMMENTS FROM THE CEO, DR ROLAND SCOLLAY

"It was with great disappointment that Metabolic recently announced that its obesity project had been discontinued. Under the trial conditions used in the Phase 2B *OPTIONS Study*, *AOD9604* for obesity failed to deliver the results necessary to allow progression into Phase 3 trials, the final phase before market. The primary endpoint was not met and accordingly the results were not sufficient to continue development of *AOD9604* for obesity.

There are always risks with drug development, and diversification is the only way to minimise such risk. Drug failure is a normal part of life for biotechnology and pharmaceutical companies, and a mature company will have alternatives in place. It is for this reason that Metabolic has built a strong pipeline of other exciting projects (as can be seen in the pipeline table on the last page). Our present focus is on moving these other attractive projects forward as quickly as possible and pursuing licensing deals where appropriate to deliver value to our shareholders.

I am very excited about the other projects in our diversified pipeline, particularly with our pain drug, *ACV1*, recently entering two Phase 2A trials. *ACV1* is designed to treat patients with neuropathic pain, an extremely unpleasant condition for which available medication only effectively treats 30% of patients. A safe and effective drug to treat neuropathic pain has the potential to provide substantial relief to millions of patients worldwide and to generate significant revenue for Metabolic (market currently valued at US$2.5 billion annually). I am equally enthused about the *Oral Peptide Delivery Platform* which is our technology, used to redesign injected peptide drugs so that they can be taken orally. We established proof-of-concept in animal studies for this technology in late 2006 and we are currently testing in animals oral versions of a number of high value peptide drugs.

During recent weeks we have received many questions from Shareholders regarding the *OPTIONS Study* and the future of the Company. We have compiled answers to a list of ***Frequently Asked Questions***, which are available on Metabolic's website in the *Our Business* area under "Historical Information". One of the most frequent questions asks why we announced the *OPTIONS Study* results earlier than projected. We had expected to release the results in March 2007. We anticipated the unblinded results would be available in late February and expected that several weeks of detailed analysis and data preparation would be required prior to public release. However, the clear and definitive results required less internal analysis than expected by the Company. An overriding issue for Metabolic is that listed companies are required to fulfil ASX and ASIC continuous disclosure obligations. These obligations make it mandatory to release price sensitive information immediately when it becomes available and accordingly we cannot delay announcing such information, even for our own convenience or the convenience of our investors and shareholders.

Shareholders have also asked about our financial position. Metabolic currently has $23 million in cash reserves, sufficient to fund the current *ACV1* clinical trials programme and to enable the Company to continue work on the *Oral Peptide Delivery Platform* and other projects".

2007 MILESTONES

Q107: **Pain drug, *ACV1* -** Results of the Phase 1 extension trial announced (a study to test safety of a higher dose of *ACV1)*
ACHIEVED

Q107: **Pain drug, *ACV1* -** Second trial in the Phase 2A programme commenced (targeting diabetic neuropathic pain and post-herpetic neuralgia)
ACHIEVED

Mid 07: **Pain drug, *ACV1* -** Phase 2A programme, results expected to be announced for the first of two trials (targeting sciatic neuropathic pain)
ON TRACK

H207: **Osteoporosis drug, *AOD9604* -** Animal studies completed

2007: ***NRP* project -** Lead compound selection

2007: **Oral *ACV1* project -** Oral variant expected to enter formal development programme

2007: ***Oral Peptide Delivery Platform* -** Animal studies ongoing in a range of high-value injected peptides

AOD9604

Results of the Phase 2B *OPTIONS Study* reported

- Results do not support commercial viability of obesity project
- Obesity programme discontinued
- Results of the *OPTIONS Study* have no technical bearing on *AOD9604* for osteoporosis
- Frequently Asked Questions (FAQs) on Metabolic's website

Obesity

On 21 February 2007, Metabolic announced that the Phase 2B trial results for its drug, *AOD9604*, did not support the commercial viability of the drug as a treatment for obesity. The development programme of the drug for obesity has now been discontinued.

Whilst the results indicated that safety and tolerability was excellent (as in previous studies), weight loss in the overall population was less than expected and did not reach statistical significance at 12 weeks (primary endpoint) or 24 weeks.

After allowing for the effects of the diet and exercise programme, weight loss was less than 1 kg in all dose groups, at both the 12 and 24 week time points.

There was a subgroup, predetermined in the trial design, which did show weight loss at the levels seen in the previous trial but the overall population did not respond consistently.

Given the high levels of weight loss seen in the placebo group (diet and exercise but no drug), it may be that the drug effects were overwhelmed by the effective weight loss programme, a programme which was consistent with that outlined in the relevant *Food & Drug Administration* (FDA) guidelines.

Metabolic has compiled a list of answers to the most frequently asked questions (FAQs) regarding the *OPTIONS Study.* These FAQs are available from Metabolic's website www.metabolic.com.au in the *Our Business* section under "Historical Information".



tabolic

Osteoporosis

Metabolic is currently investigating the use of *AOD9604* as a possible prevention and/or treatment for osteoporosis. The clinical data, (in particular the good safety and tolerability profile), and knowledge gained from research around the obesity project will provide valuable direction and understanding in relation to osteoporosis.

"We will continue our studies of *AOD9604* in osteoporosis" commented Dr Roland Scollay, CEO of Metabolic. "The obesity trials have yielded substantial safety data, so if *AOD9604* does enter the clinic for osteoporosis, we should be able to proceed directly to Phase 2A". *AOD9604* has been tested in almost 1,000 patients, for up to 24 weeks, and each clinical trial thus far has shown a very good safety and tolerability profile for the drug.

Metabolic currently has several animal studies in progress for the osteoporosis programme, results of which are expected in the second half of 2007.

ACV1

Second Phase 2A trial commences for *ACV1*

- Trial commenced in March 2007 to investigate the safety and tolerability of *ACV1* in patients with diabetic neuropathy or post-herpetic neuralgia
- The first Phase 2A trial in patients with sciatica is proceeding on track - results expected mid 2007

Neuropathic Pain

Metabolic recently announced that ethics approval has been obtained for the second Phase 2A human clinical trial on *ACV1* as a treatment for neuropathic pain. This trial is designed to investigate the safety and tolerability of *ACV1* in patients with diabetic neuropathic pain and post-herpetic neuralgia. Patient recruitment has commenced and the results of the trial are expected to be available during the first quarter of 2008.

Male and female patients will be treated with 0.4 mg/kg of *ACV1* or placebo by subcutaneous injection once per day for 21 days in a parallel group design. Further details regarding the design of this trial are available in the *ASX Announcements* section of the Company's website, www.metabolic.com.au.

Neuropathic pain is a chronic condition that results from damage from a variety of causes to nerves throughout the body. Diabetic neuropathic pain results from damage to nerves caused over time by diabetes. Post-herpetic neuralgia is a chronic pain condition that results from nerve damage caused by the herpes zoster virus (commonly known as Shingles). Sciatic neuropathic pain, the subject of the first Phase 2A study due to complete soon, is chronic pain caused by damage to the sciatic nerve as it leaves the spinal column. The market for neuropathic pain drugs is currently valued around US$2.5 billion and expected to double in the next few years.

The Phase 2A programme for *ACV1* for neuropathic pain is primarily designed to investigate the safety and tolerability of *ACV1* in patients with neuropathic pain. The programme may also provide indications of efficacy of *ACV1* although the trials are not powered to establish this. The first trial in the Phase 2A programme for *ACV1* (for neuropathic sciatic pain) commenced in September 2006. The results are expected in mid 2007.

Phase 1 extension study completed

- To study the safety and tolerability of higher doses of *ACV1*
- The highest dose tested of *ACV1* did not present any safety or tolerability issues

Metabolic has now completed a Phase 1 extension trial for *ACV1* to study the safety and tolerability of a higher dose of *ACV1* than previously tested in the first Phase 1 trial, completed in October 2005. The dose tested in this Phase 1 extension trial was the highest dose possible using the current formulation and no safety or tolerability issues were reported.

This is important information for regulatory authorities and potential licensing partners as it enhances understanding of the drug's safety profile, and may allow higher doses in the clinic, should the human trial data suggest that such an approach would be beneficial.

OTHER NEWS

Board changes

- Mr Rob Stewart elected as Chairman
- Dr Arthur Emmett (outgoing Chairman) to continue as a non-executive Director
- Resignation of Mr Patrick Sutch and Ms Robyn Baker

On 4 April, 2007, Metabolic announced the appointment of Mr Rob Stewart as an independent, non-executive Director and his subsequent election as Chairman of the Board. The outgoing Chairman, Dr Arthur Emmett will continue as an independent, non-executive Director.

Mr Stewart is a highly experienced company director and management consultant and brings broad experience in biotechnology and law. He is currently President of the Board of the Baker Heart Research Institute, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd, and a non-executive Director of emitch Limited and QSR International Pty Ltd.

Board changes
(continued)



Mr Rob Stewart (pictured above)

Mr Stewart has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited. His earlier background includes 11 years as the national Managing Partner of Minter Ellison, one of Australia's leading law firms, retiring in June 1999. Amongst other previous board roles, he was a non-executive Director of Memtec Ltd until 1997. Memtec Ltd listed on NASDAQ and then the New York Stock Exchange prior to being taken over in 1997. Mr Stewart is based in Melbourne and holds degrees in law and economics, and a Harvard MBA.

In order to accommodate the addition of Mr Stewart to the Board, and to allow for other anticipated Board changes, Mr Patrick Sutch and Ms Robyn Baker have resigned as Directors of the Company. Dr Chris Belyea, currently an executive Director, will also step aside from the Board once a suitable, scientifically qualified Director can be found to replace him. Dr Belyea will then continue in his role as Chief Scientific Officer and a member of Metabolic's Senior Management Team.

These changes have been made to ensure that that the Company has the right mix of skills and experience at Board level to achieve its strategic and business goals. The Board is focussed on developing Metabolic's drug development pipeline as efficiently as possible to build greater value for shareholders.

Furthermore, with Metabolic's obesity project being discontinued, Metabolic has undertaken a review of its staffing needs. Some savings in staff costs have been made including the departure of CFO, Mr Peter Dawson.

2006-07 half-year results reported

- ~$23 million in cash reserves as at 31 March 2007

On 26 February 2007, Metabolic announced its 2006-07 half-year results. The Company reported net expenditure of $8.8 million (primarily research and development costs) and total interest revenue and grant income of $637,610. A full copy of the 2007 half-year report is available at www.metabolic.com.au in the *Investor Relations* section.

Inherent Risks of Investment in Biotechnology Companies
There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement
Certain statements in this ASX Announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au .

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

METABOLIC'S DIVERSIFIED PIPELINE

DRUG & CONDITION	CURRENT STAGE	DEVELOPMENT	MARKET VALUE
ACV1 (Injected) *for* Neuropathic Pain	Phase 2A Two human clinical trials in progress	First Phase 2A trial in patients with neuropathic sciatic pain commenced in September 2006, with results due mid 2007. Second Phase 2A trial targeting diabetic neuropathic pain and post-herpetic neuralgia commenced in March 2007 with results due during the first quarter of 2008.	Approx. US$2.5 billion a year and expected to double in five years
AOD9604 *for* Osteoporosis	Animal studies in progress	Previous animal data displayed beneficial effects of *AOD9604* in the prevention of osteoporosis. Animal studies assessing its potential role in treatment and dose are currently in progress and results are expected during the second half of 2007.	Approx. US$7 billion a year with moderate to high growth forecast
Oral Peptide Delivery Platform	Animal studies in progress	Platform designed to develop new oral variants of existing injected peptides drugs so that they can be taken orally rather than injected. Proof-of-concept in animal studies was established in 2006. Various peptide drugs are currently being tested with results expected during 2007.	If successful, platform could yield valuable oral variants of existing drugs and out-licensing deals
Oral variant of ACV1 *for* Neuropathic Pain	Oral variants have been tested	A group of oral variants of *ACV1* were newly created via the *Oral Peptide Delivery Platform*. The most recent oral variants tested have shown analgesic effects equal to those seen with the injected drug in rodents. Lead compound selection expected during 2007 for a formal development programme.	Approx. US$2.5 billion a year - expected to double in five years
NRPs *for* Nerve Repair	Animal studies in progress	Joint project with Neuren Pharmaceuticals Limited (NZ). *NRPs* appear to protect nerves from damage and help them recover from damage. Lead compound expected to be selected for formal preclinical programme in 2007.	More than US$11 billion a year in health care costs
ADD *for* Type 2 Diabetes	Animal studies in progress	*ADD* has shown potent activity in normalising blood glucose in type 2 diabetic animals. Compound optimisation is continuing.	US$10 billion a year for diabetes drugs

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2007

TIME: 14:10:59

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT STEWART
Date of appointment	4 APRIL 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **NIL**	**Number & class of Securities** **NIL**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**NIL**
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 APR 23 P 12:49

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/04/2007

TIME: 09:14:38

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Appointment

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

ASX Announcement

ASX code: MBP

Metabolic appoints new Director

- **Mr Don Clarke appointed as a non-executive Director**
- **Experience in biotechnology and extensive commercial legal background**

Melbourne, 12 April, 2007. Metabolic Pharmaceuticals Limited ("Metabolic") announced today the appointment of Mr Don Clarke as a non-executive Director, effective immediately. The Chairman of Metabolic, Mr Rob Stewart, welcomed Mr Clarke's appointment to the Board, commenting "Board succession planning must be on-going, so that the right mix of experience and expertise is maintained. We look forward to Don's contribution and believe his extensive industry and legal experience will greatly assist the Metabolic Board in the future".

Mr Clarke has been a partner with the law firm Minter Ellison since 1988, after having joined the firm in 1980. His principal areas of practice include capital raisings, corporate restructures, business acquisitions and funding for business expansions and new ventures. In 2005, Mr Clarke was appointed a non–executive Director of Circadian Technologies Limited and is currently the Chairman of their remuneration committee. Circadian Technologies Limited is a substantial shareholder of Metabolic.

Mr Clarke said "this has been a year of significant change for Metabolic, firstly, with the obesity project being discontinued and secondly with its recent Board changes. I am pleased to accept this Directorship at such a pivotal time for the Company".

For further information, contact:
Diana Attana - Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. The Company's current pipeline includes *ACV1*, a neuropathic pain drug currently in Phase 2A human clinical trials as well as drugs targeting osteoporosis, nerve protection/regeneration and type 2 diabetes. A platform is also being developed for the oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This platform has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals. Metabolic's drugs address multi-billion dollar markets which are poorly served by existing treatments and the Company has a strong intellectual property portfolio with several patent families. For more information please visit the Company's website at www.metabolic.com.au.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this ASX Announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/04/2007

TIME: 11:53:27

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**DONALD CLARKE**
Date of appointment	**12 APRIL 2007**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Soldon Investments Pty Ltd (entity controlled by the Director)	**44,000 fully paid ordinary shares** (ASX Code: MBP)
Soldon Investments Pty Ltd (as trustee of the Clarke Super Fund)	**20,000 fully paid ordinary shares** (ASX Code: MBP)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**N/A**
Nature of interest	**N/A**
Name of registered holder **(if issued securities)**	**N/A**
No. and class of securities to which interest relates	**N/A**

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Metabolic Pharmaceuticals Limited

Refer to guide for information about corporate key

ACN/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3, 509 St. Kilda Road
Melbourne, VIC, 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
12/04/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
12/04/07
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
CLARKE	Donald Ian

Date of birth
29/11/53
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Melbourne	Victoria, Australia

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
3 Flete Avenue

Suburb/City	State/Territory
Armadale	Vic

Postcode	Country (if not Australia)
3004	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
_ _/_ _/_ _
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

END